

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2022

Donald E. Brown
Chief Financial Officer
NiSource Inc.
801 East 86th Avenue
Merrillville, IN 46410

> **Re: NiSource Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed February 23, 2022**
> **File No. 001-16189**

Dear Mr. Brown:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2021

General

1.   We note that you provided more expansive disclosure in your Climate Report 2021 than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your Climate Report 2021.

Risk Factors, page 14

2.   Disclosure in your Form 10-K appears to identify "evolving investor sentiment related to the use of fossil fuels" as a transition risk related to climate change. Please revise to more clearly describe the material effects of this transition risk beyond what is currently characterized as the "significant impact on our electric generation and natural gas businesses in the future."

3.   Disclose any material litigation risks related to climate change and explain the potential impact to the company.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35</u>

4.   Please tell us about your disclosure considerations related to material past and future capital expenditures for climate-related projects. For example, disclosure in your Form 10-K refers to replacement projects that "reduce, or potentially reduce, greenhouse gas emissions." Include quantitative information for the periods for which financial statements are presented in your Form 10-K and amounts budgeted for future periods as part of your response.

5.   On page 22 of your Form 10-K, you state that climate change is exacerbating the risks to your physical infrastructure by increasing the frequency of extreme weather. Please quantify for us weather-related damages to your property or operations during the periods covered by your Form 10-K and in subsequent periods. In addition, please revise to discuss the potential for indirect weather-related impacts that have affected or may affect your major suppliers.

6.   You disclose on page 17 that some insurers are moving away from underwriting certain carbon-intensive energy-related businesses such as those exposed to certain perils such as wildfires. Provide us with additional detail regarding weather-related impacts on the cost or availability of insurance (e.g., whether the premiums you pay for insurance coverage have significantly increased due to weather conditions). Please include quantitative information with your response for the periods covered by your Form 10-K and explain whether you expect to incur increased amounts in future periods.

7.   We note your disclosure on page 30 stating that revised or additional laws and regulations may result in increased compliance costs. Please tell us about and quantify compliance costs related to climate change for each of the periods for which financial statements are presented in your Form 10-K and whether increased amounts are expected to be incurred in future periods.

8.   If material, provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and the results of operations. To the extent applicable, provide quantitative information with your response for each of the periods for which financial statements are presented in your Form 10-K and for any future periods.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Purcell at 202-551-5351 or Ethan Horowitz at 202-551-3311 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Kim Loies